SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
Schedule TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SOLECTRON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

7.25% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS

(Title of Class of Securities)

834182206
(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
SOLECTRON CORPORATION
847 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
Daniel J. Weiser, Esq.
Alexander E. Kolar, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$686,983,000	$87,041

*	Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934 and based on the product of (i) $16.435, the average high and low prices of the 7.25% Adjustable Conversion-Rate Equity Security Units (the “units”) as reported on the New York Stock Exchange as of April 7, 2004 and (ii) 41,800,000, the maximum number of units to be received in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$87,041	Filing Party:	Solectron Corporation

	Form or Registration No.:	5-41005	Date Filed:	April 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     Solectron Corporation, a Delaware corporation (the “Company”), hereby amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on April 8, 2004 and amended on April 13, 2004, in connection with its offer to exchange up to a maximum of 41,800,000 of its outstanding 7.25% Adjustable Conversion-Rate Equity Security Units (the “Equity Security Units”) issued in December 2001 for shares of its common stock, par value $0.001 per share (“Common Stock”), and cash upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, dated April 8, 2004 (the “Offering Memorandum”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, constitute the “Early Settlement Offer”). For each Equity Security Unit, the Company will deliver (1) 2.5484 shares of Common Stock and (2) cash in the amount of $1.97, all as further described in the Offering Memorandum. A purchase contract for the Company’s shares of Common Stock is a component of each of the Equity Security Units, and the Company is conducting this offering for the Equity Security Units as a means of effecting early settlement of the embedded purchase contracts and the early retirement of the debentures that are currently pledged to secure settlement of the embedded purchase contracts on November 15, 2004. The Early Settlement Offer will expire at midnight, New York City time, on Wednesday, May 5, 2004, unless extended.

     The information in the Early Settlement Offer, including all schedules and annexes thereto, is incorporated by reference in answer to all the items of this Schedule TO, except as otherwise set forth below.

     Except as set forth below, the information contained in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule TO.

     The section of the Offering Memorandum entitled “Where You Can Find More Information” is hereby amended and supplemented by amending and restating the second full paragraph of that section in its entirety as follows:

     In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this offering memorandum. We will file an amendment to the Schedule TO to incorporate by reference into this offering memorandum all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date hereof and prior to the expiration date. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superceded for purposes of this offering memorandum to the extent that a statement contained herein or in any subsequently filed document incorporated by reference herein modifies or supercedes such statement. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on November 14, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended November 30, 2003, filed with the SEC on January 12, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended February 27, 2004, filed with the SEC on April 9, 2004;

•	Our Current Report on Form 8-K, filed on February 9, 2004, containing, among other things, certain of our historical consolidated financial information reissued in an updated format;

•	The description of our Adjustable Conversion-Rate Equity Security Units contained in our Registration Statement on Form 8-A filed with the SEC on December 19, 2001, and any amendment or report filed for the purpose of updating such description; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the seventh bullet point under the first full paragraph of the section of the Offering Memorandum entitled “The Early Settlement Offer—Conditions to the Early Settlement Offer—General Conditions” in its entirety as follows:

•	there shall have occurred a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, additional catastrophic terrorist attacks against the United States or its citizens that, in our reasonable judgment, would make it inadvisable to proceed with the Early Settlement Offer and about which development or event we make a public announcement; or

     Item 4 of the Schedule TO is hereby amended and supplemented by deleting the eighth bullet point in the first full paragraph under the first full paragraph of the section of the Offering Memorandum entitled “The Early Settlement Offer—Conditions to the Early Settlement Offer—General Conditions” in its entirety.

     Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first bullet point under the third full paragraph of the section of the Offering Memorandum entitled “The Early Settlement Offer—Expiration Date; Extension; Modification; Termination” in its entirety as follows:

•	delay the acceptance of equity security units for administrative purposes, as such may be required by delays in the receipt of equity security units tendered by holders using the guaranteed delivery procedures or difficulties in determining the final proration percentage, if applicable;

     Item 4 of the Schedule TO is hereby amended and supplemented by deleting the language “as promptly as practicable” and inserting the word “promptly” in the last sentence of the penultimate paragraph on page 4 of the Letter of Transmittal.

     Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the third sentence under Paragraph 10 of the Letter of Transmittal in its entirety with the following two sentences:

Solectron also reserves the absolute right to accept tenders of any particular Equity Security Units that contain defects or irregularities. Solectron will apply the standards by which it accepts such defective or irregular tenders equally to all holders of Equity Security Units.

Item 12. Exhibits.

(a)(1)(A)	Offering Memorandum dated April 8, 2004.*

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants. *

(a)(1)(E)	Letter to Clients. *

(a)(1)(F)	Letter to Holders. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(a)	Press Release issued by Solectron Corporation, dated April 8, 2004. *

(a)(5)(b)	Tombstone Advertisement, appearing in the Wall Street Journal April 12, 2004. *

(b)	None.

(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust

Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLECTRON CORPORATION

Dated: April 23, 2004	By:	/s/ Perry Hayes

		Name:	Perry Hayes
		Title:	Treasurer and Vice President of Investor Relations

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Memorandum dated April 8, 2004. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants. *
(a)(1)(E)	Letter to Clients. *
(a)(1)(F)	Letter to Holders. *
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9. *
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(a)	Press Release issued by Solectron Corporation, dated April 8, 2004. *
(a)(5)(b)	Tombstone Advertisement, appearing in the Wall Street Journal April 12, 2004. *
(b)	None.
(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(g)	None.
(h)	None.

*	Previously filed.